

September 13, 2018

Charles Merdian
Chief Financial Officer
LGI Homes, Inc.
1450 Lake Robbins Drive
Suite 430
The Woodlands, Texas 77380

> **Re: LGI Homes, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2017**
> **Filed February 27, 2018**
> **File No. 001-36126**

Dear Mr. Merdian:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Manufacturing and
                              Construction